Exhibit 21.01

Subsidiaries of VTEX

Entity Name	Jurisdiction of Incorporation
Ciashop Soluções para Comércio Eletrônico S.A.	Brazil
Dlieve Tecnologia S.A.	Brazil
EICOM Limited	England
El Education S.A.P.I de C.V.	Mexico
Loja Integrada Tecnologia para Software LTDA	Brazil
Peru Tecnologia para E-commerce S.A.C.	Peru
Soluciones Cloud en Ecommerce S. de R.L. de C.V.	Mexico
UniteU Technologies, Inc.	United States
VT Comércio Digital S.A.	Brazil
VTEX Brasil Tecnologia para E-commerce LTDA	Brazil
VTEX Colombia Tecnologia para Ecommerce S.A.S	Colombia
VTEX Commerce Cloud Solutions LLC,	United States
VTEX Ecommerce Platform Limited—Sede Secondaria*	Italy
VTEX Ecommerce Platform Limited—Sucursal em Portugal*	Portugal
VTEX Ecommerce Platform Limited London Sucursala Bucuresti*	Romania
VTEX Ecommerce Platform Limited	England
VTEX Informática S.A.	Argentina
VTEX Publicidade e Eventos Eireli	Brazil
VTEX SpA	Chile
Weblinc Corporation	United States

* Branch